Exhibit 99.1

XP INC. REPORTS 2021 YEAR-END KPIS

São Paulo, Brazil, January 11, 2022 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today its 4Q21 KPIs. The Portuguese version of this release can be accessed in the Press Release section on the IR website.

1.	Investments

Assets Under Custody (in R$ billion)

*Concentrated custodies are custodies greater than R$ 5 billion per client/economic group. These custodies are more volatile by nature.

Total AUC was R$815 billion as of December 31, up 23% year-over-year and 3% quarter-over-quarter. Year-over-year growth was driven by R$230 billion of net inflows and R$75 billion of market depreciation.

Total Net Inflow¹ (in R$ billion)

¹Concentrated custodies are custodies greater than R$ 5 billion per client/economic group. These custodies are more volatile by nature.

Total net inflows were R$48 billion on 4Q21 vs R$37 billion on 3Q21, +29% QoQ. Adjusted by concentrated custodies, net inflows were R$41 billion, R$13.6 billion per month, versus R$47 billion on 3Q21, reflecting the resilience of our IFA and direct channels during moments of uncertainty in the macroeconomic environment. On an annual basis, our total net inflows in 2021 were R$230 billion, up 16% year-over-year, and our total adjusted net inflows were R$176 billion, R$14.7 billion per month, up 25% year-over-year.

Active Clients (in ‘000)

Active clients grew 23% and 4% in 4Q21 vs 4Q20 and 3Q21, respectively, totaling 3.4 million. Average monthly net client additions went down 23% sequentially from 52,000 in 3Q21 to 40,000 in 4Q21, mostly impacted by a slower growth in Clear, due to lack of momentum in the equity market.

IFA Network Gross Additions

IFA gross additions totaled 1,106 in 4Q21, down 7% quarter-over-quarter, but keeping a strong pace of approximately 370 new IFAs per month. In 2021, IFA gross additions totaled 4,409 vs 3,724 in 2020, an 18% increase year-over-year in a period on which the efforts have been directed to ensure increased quality and productivity of the network.

Retail Daily Average Trades² (million trades)

²Daily Average Trades, including Stocks, REITs, Options and Futures

Retail DATs totaled 2.5 million in 4Q21, a 5% decrease quarter-over-quarter, reflecting the more challenging macroeconomic environment for equities. DATs for 2021 totaled 2.7 million, vs. 2.4 million in 2020, reflecting a greater number of clients operating stocks and futures, especially in the first quarter of 2021.

NPS (Net Promoter Score)

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 76 in December 2021, vs 71 in December 2020, reflecting our ongoing efforts to provide superior customer service at a lower cost. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

2.	Pension Funds

Pension Funds AUC (in R$ billion)

Total Pension Funds AUC was R$48 billion as of December 31, up 51% year-over-year and 11% quarter-over-quarter, reflecting our consistent growth in the pension funds business.

3.	Cards

Credit Card TPV (in R$ billion)

On 4Q21, XP Visa Infinite credit cards generated R$4.4 billion in TPV (Total Purchased Value), a growth of 35% quarter-over-quarter, summing up to R$10.3 billion in total TPV in our first year as a credit card player. In early December, we lowered our threshold for credit card eligibility to a minimum of R$5,000 invested within XP’s platform.

4.	Credit

Credit Portfolio³ (in R$ billion)

Our Credit portfolio reached R$10.2 billion as of December 31, 2021, expanding 18% quarter-over-quarter and 164% year-over-year. The duration of our credit book was 3.3 years, with a 90-day Non-Performing Loan (NPL) ratio of 0.0%.

³This portfolio does not include Intercompany and Credit Card related loans and receivables

Non-GAAP Measures

This release includes certain non-GAAP financial information We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Furthermore, investors regularly rely on non GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results The non GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non GAAP financial information differently, the usefulness of these measures for comparative purposes is limited.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins	Investor Contact: ir@xpi.com.br
Antonio Guimarães	IR Website: investors.xpinc.com
Marina Montemor